April 1, 2026

David W. Mutryn
Chief Financial Officer
Maximus, Inc.
1600 Tysons Boulevard
McLean , Virginia 22102

       Re: Maximus, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2025
           Filed November 20, 2025
           File No. 001-12997
Dear David W. Mutryn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services